Exhibit 99.1

NIO Inc. Reports Unaudited Second Quarter 2020 Financial Results

Quarterly Total Revenues reached RMB3,718.9 million (US$526.4 million) i

Quarterly Deliveries of the ES8 and the ES6 were 10,331 vehicles

Quarterly Vehicle Margin reached 9.7%

Quarterly Gross Margin reached 8.4%

SHANGHAI, China, August 11th, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Operating Highlights for the Second Quarter of 2020

•	Deliveries of vehicles were 10,331 in the second quarter of 2020, including 8,068 ES6s and 2,263 ES8s, compared with 3,553 vehicles delivered in the second quarter of 2019 and 3,838 vehicles delivered in the first quarter of 2020.

Key Operating Results
	2020 Q2	2020 Q1	2019 Q4	2019 Q3
Deliveries	10,331	3,838	8,224	4,799

	2019 Q2	2019 Q1	2018 Q4	2018 Q3
Deliveries	3,553	3,989	7,980	3,268

Financial Highlights for the Second Quarter of 2020

•	Vehicle sales were RMB3,486.1 million (US$493.4 million) in the second quarter of 2020, representing an increase of 146.5% from the second quarter of 2019 and an increase of 177.6% from the first quarter of 2020.
•	Vehicle marginii was 9.7%, compared with negative 24.1% in the second quarter of 2019 and negative 7.4% in the first quarter of 2020.
•	Total revenues were RMB3,718.9 million (US$526.4 million) in the second quarter of 2020, representing an increase of 146.5% from the second quarter of 2019 and an increase of 171.1% from the first quarter of 2020.

•	Gross profit in the second quarter of 2020 was RMB313.1 million (US$44.3 million), representing an increase of RMB817.3 million from a gross loss of RMB504.2 million in the second quarter of 2019 and an increase of RMB480.6 million from a gross loss of RMB167.5 million in the first quarter of 2020.
•	Gross margin was 8.4%, compared with negative 33.4% in the second quarter of 2019 and negative 12.2% in the first quarter of 2020.
•	Loss from operations was RMB1,160.0 million (US$164.2 million) in the second quarter of 2020, representing a decrease of 64.0% from the second quarter of 2019 and a decrease of 26.1% from the first quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,114.7 million (US$157.8 million) in the second quarter of 2020, representing a decrease of 64.4 % from the second quarter of 2019 and a decrease of 27.5% from the first quarter of 2020.
•	Net loss was RMB1,176.7 million (US$166.5 million) in the second quarter of 2020, representing a decrease of 64.2% from the second quarter of 2019 and a decrease of 30.4% from the first quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,131.4 million (US$160.1 million) in the second quarter of 2020, representing a decrease of 64.6% from the second quarter of 2019 and a decrease of 31.8% from the first quarter of 2020.
•	Net loss attributable to NIO’s ordinary shareholders was RMB1,207.8 million (US$171.0 million) in the second quarter of 2020, representing a decrease of 63.6% from the second quarter of 2019 and a decrease of 29.9% from the first quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,131.0 million (US$160.1 million).
•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB1.15 (US$0.16) in the second quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.08 (US$0.15).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB11.2 billion (US$1.6 billion) as of June 30, 2020.

Key Financial Results (in RMB million, except for per ordinary share data and percentage)

	2020 Q2	2020 Q1	2019 Q2	% Changeiv
				QoQ		YoY
Vehicle Sales	3,486.1	1,255.6	1,414.5	177.6%		146.5%
Vehicle Margin	9.7%	-7.4%	-24.1%	1,710	bp	3,380	bp
Total Revenues	3,718.9	1,372.0	1,508.6	171.1%		146.5%
Gross Profit/(Loss)	313.1	(167.5)	(504.2)	N/A		N/A
Gross Margin	8.4%	-12.2%	-33.4%	2,060	bp	4,180	bp
Loss from Operations	(1,160.0)	(1,570.3)	(3,226.1)	-26.1%		-64.0%
Adjusted Loss from Operations (non-GAAP)	(1,114.7)	(1,537.9)	(3,133.9)	-27.5%		-64.4%
Net Loss	(1,176.7)	(1,691.8)	(3,285.8)	-30.4%		-64.2%
Adjusted Net Loss (non-GAAP)	(1,131.4)	(1,659.4)	(3,193.6)	-31.8%		-64.6%
Net Loss Attributable to Ordinary Shareholders	(1,207.8)	(1,722.8)	(3,313.7)	-29.9%		-63.6%
Net Loss per Ordinary Share-Basic and Diluted	(1.15)	(1.66)	(3.23)	-30.7%		-64.4%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(1.08)	(1.60)	(3.11)	-32.5%		-65.3%

Recent Developments

Deliveries in July 2020

•	Deliveries of the ES8 and ES6 were 3,533 vehicles in July 2020, representing a robust 322.1% year-over-year growth. The deliveries consisted of 2,610 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 923 ES8s, the Company’s 6-seater and 7-seater flagship premium smart electric SUV. As of July 31, 2020, cumulative deliveries of the ES8 and the ES6 reached 49,615 vehicles, of which 17,702 were delivered in 2020.

EC6

•	NIO launched the EC6 on July 24, 2020 at the Chengdu Motor Show. The 5-seater premium smart electric coupe SUV starts at a pre-subsidy price of RMB 368,000, and is now available to order via the NIO app with delivery to start in September 2020.

The new model inherits NIO family design language with a touch of its stylish and sporty coupe silhouette. The EC6 boasts an excellent lightweight architecture and a drag coefficient of only 0.26Cd. Its superior dimensions and 2.9-meter long wheelbase offer a generous cabin space.

The EC6 excels in performance. Featuring a 160 kW PM motor in the front and a 240 kW induction motor in the rear, the electric drive system of the EC6 realizes 544 PS in max power and 725 N·m in peak torque. Enabled by its intelligent electric all-wheel-drive system, the EC6 accelerates from 0 to100 km/h in a snap of 4.5 seconds. Equipped with the optional 100 kWh battery pack, it can reach an NEDC range of up to 615 km.

Outstanding in both design and performance, the NIO EC6 presents itself as a highly competitive model for a younger and broader user base, and an excellent addition to our existing product lineup of ES8, the 6-seater and 7-seater flagship premium smart electric SUV, and ES6, the 5-seater high-performance premium smart electric SUV.

Substantial Completion of Cash Injections into NIO China

•	On June 29, 2020, the Company announced that the strategic investors have substantially completed the cash injection obligations for the first two installments of their investments in NIO China. As of today, NIO (Anhui) Holding Co., Ltd., or NIO Anhui, the legal entity of NIO China wholly owned by the Company prior to the investments, has received from the investors the RMB5 billion cash investments for the first two installments in full.

As previously disclosed by the Company, from April to June 2020, for investments into NIO Anhui, the Company entered into an investment agreement, as amended and supplemented by supplemental investment agreements and a shareholders agreement, as amended and supplemented by supplemental shareholders agreements with Hefei City Construction and Investment Holding (Group) Co., Ltd., CMG-SDIC Capital Co., Ltd. and Anhui Provincial Emerging Industry Investment Co., Ltd., and, as applicable, their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. and New Energy Automobile Fund.

NIO has also injected its cash investment of RMB1.278 billion for the first installment and RMB1.278 billion for the second installment and is fulfilling its other obligations, including injecting the Asset Consideration into NIO Anhui, in accordance with the definitive agreements.

Completion of Offering of American Depositary Shares

•	In June 2020, NIO completed the offering of 72,000,000 American depositary shares, each representing one Class A ordinary share of the Company, at a price of US$5.95 per ADS, and an additional overallotment of 10,800,000 American depositary shares.

NIO plans to use the net proceeds from the ADS Offering mainly to fund its cash investments in NIO China, as well as other working capital needs. The Company expects NIO China to use the cash investments for research and development of products, services and technology, development of our manufacturing facilities and roll-out of our supply chain, operation and development of our sales and service network and general business support purpose.

CEO and CFO Comments

“We achieved a record-high quarterly deliveries of 10,331 ES8 and ES6 vehicles in total in the second quarter of 2020 and expect to deliver 11,000 to 11,500 vehicles in the third quarter as the momentum continues,” said William Bin Li, founder, chairman and chief executive officer of NIO. “The current constraints on the productions will be lifted in the near future and we are confident that our production capacity can meet the accelerated demand of our models.”

“Beyond the strong order growth, we are proud to reach a milestone quarter with respect to the key financial metrics of the Company, highlighted with the historically high vehicle gross margin of 9.7%, lowest-ever operating losses and more importantly, a positive cash flow from operations for the first time in our history. We will continue to focus on improving operating efficiency across the company. Meanwhile, we stay committed to investing in the technologies and services to provide our users with the best products and experience in the future and to strengthening our leadership in the smart EV sector,” concluded Mr. Li.

“With the strong deliveries in the second quarter 2020, our vehicle margin significantly exceeded our target of over 5%, attributed to the increasing scale, higher average revenue per vehicle, reduced material costs and improved manufacturing efficiency,” added Wei Feng, NIO’s chief financial officer. “Additionally, we have demonstrated our capabilities to generate positive cash flow from operations, through the continuous improvement of our operational efficiency and our significantly optimized cash flow management. We will continue to enhance our efficiencies across the Company in the rest of 2020 and beyond.”

Financial Results for the Second Quarter of 2020

Revenues

•	Total revenues were RMB3,718.9 million (US$526.4 million) in the second quarter of 2020, representing an increase of 146.5% from the second quarter of 2019 and an increase of 171.1% from the first quarter of 2020.

•	Vehicle sales were RMB3,486.1 million (US$493.4 million) in the second quarter of 2020, representing an increase of 146.5% from the second quarter of 2019 and an increase of 177.6% from the first quarter of 2020. The increase in vehicle sales of the second quarter of 2020, compared to the second quarter of 2019, was mainly contributed by the sales of the ES6 which began deliveries in late June 2019. The increase in vehicle sales of the second quarter of 2020, compared to the first quarter of 2020, was due to the increase of vehicle deliveries recovered from the COVID-19 outbreak in China.

•	Other sales in the second quarter of 2020 were RMB232.8 million (US$33.0 million), representing an increase of 147.7% from the second quarter of 2019 and an increase of 100.0% from the first quarter of 2020. The increase in other sales of the second quarter of 2020, compared to the second quarter of 2019, was mainly attributed to increased revenues derived from the home chargers installed, service package and energy package subscribed, and accessories sold, which were in line with the increased vehicle sales in the second quarter of 2020.

Cost of Sales and Gross Margin

•	Cost of sales in the second quarter of 2020 was RMB3,405.8 million (US$482.1 million), representing an increase of 69.2% from the second quarter of 2019 and an increase of 121.2% from the first quarter of 2020. The increase in cost of sales compared to the second quarter of 2019 was mainly driven by the increase of delivery volume of the ES6 and the ES8 in the second quarter of 2020.

•	Gross profit in the second quarter of 2020 was RMB313.1 million (US$44.3 million), representing an increase of RMB817.3 million from a gross loss of RMB504.2 million in the second quarter of 2019 and an increase of RMB480.6 million from a gross loss of RMB167.5 million in the first quarter of 2020. The increase of gross profit compared to the second quarter of 2019 was mainly contributed by increased vehicle sales, and incurrence of the one-off cost in relation to the Company’s voluntary battery recall in the second quarter of 2019.

•	Gross margin in the second quarter of 2020 was 8.4%, compared with negative 33.4% in the second quarter of 2019 and negative 12.2% in the first quarter of 2020. The increase of gross margin compared to the second quarter of 2019 was mainly driven by the increase of vehicle margin in the second quarter of 2020.

•	Vehicle margin in the second quarter of 2020 was 9.7%, compared with negative 24.1% in the second quarter of 2019 and negative 7.4% in the first quarter of 2020. The increase of vehicle margin compared to the second quarter of 2019 and the first quarter of 2020 was mainly driven by the decrease in purchase price of certain materials and lower unit manufacturing cost attributed from increased production volume of the ES6 and the ES8 in the second quarter of 2020. Besides above, the increase of vehicle margin in the second quarter of 2020 compared to the second quarter of 2019 was also attributable to the impact of the one-off cost in relation to the Company’s voluntary battery recall in the second quarter of 2019.

Operating Expenses

•	Research and development expenses in the second quarter of 2020 were RMB545.2 million (US$77.2 million), representing a decrease of 58.1% from the second quarter of 2019 and an increase of 4.4% from the first quarter of 2020. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB533.5 million (US$75.5 million), representing a decrease of 58.4% from the second quarter of 2019 and an increase of 3.7% from the first quarter of 2020. The decrease in research and development expenses over the second quarter of 2019 was primarily attributable to the incurrence of expenses relating to rigorous testing activities of ES6 in the second quarter of 2019 before its mass production. Research and development expenses remained relatively stable compared with the first quarter of 2020, which mainly consisted of costs incurred for recurring projects, while mass investment stage has not yet reached for new projects.

•	Selling, general and administrative expenses in the second quarter of 2020 were RMB936.8 million (US$132.6 million), representing a decrease of 34.1% from the second quarter of 2019 and an increase of 10.4% from the first quarter of 2020. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB904.5 million (US$128.0 million), representing a decrease of 33.1% from the second quarter of 2019 and an increase of 9.7% from the first quarter of 2020. The decrease in selling, general and administrative expenses over the second quarter of 2019 was primarily driven by the Company’s overall cost-saving efforts and the improved operating efficiency in marketing and other supporting functions. The increase in selling, general and administrative expenses over the first quarter of 2020 was primarily attributed to increased marketing and promotional activities and costs recovered from the COVID-19 outbreak in the first quarter of 2020.

Loss from Operations

•	Loss from operations was RMB1,160.0 million (US$164.2 million) in the second quarter of 2020, representing a decrease of 64.0% from the second quarter of 2019 and a decrease of 26.1% from the first quarter of 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB1,114.7 million (US$157.8 million) in the second quarter of 2020, representing a decrease of 64.4% from the second quarter of 2019 and a decrease of 27.5% from the first quarter of 2020.

Share-based Compensation Expenses

•	Share-based compensation expenses in the second quarter of 2020 were RMB45.3 million (US$6.4 million), representing a decrease of 50.9% from the second quarter of 2019 and an increase of 39.8% from the first quarter of 2020. The decrease in share-based compensation expenses over the second quarter of 2019 was primarily due to less options granted driven by the decline in the number of employees, and the impact of part of the share-based compensation expenses being recognized by using the accelerated method, under which the expenses decrease gradually over the vesting period. The increase in share-based compensation expenses over the first quarter of 2020 was primarily attributed to the incremental options granted in the second quarter of 2020.

Net Loss and Earnings Per Share

•	Net loss was RMB1,176.7 million (US$166.5 million) in the second quarter of 2020, representing a decrease of 64.2% from the second quarter of 2019 and a decrease of 30.4% from the first quarter of 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,131.4 million (US$160.1 million) in the second quarter of 2020, representing a decrease of 64.6% from the second quarter of 2019 and a decrease of 31.8% from the first quarter of 2020.

•	Net loss attributable to NIO’s ordinary shareholders was RMB1,207.8 million (US$171.0 million) in the second quarter of 2020, representing a decrease of 63.6% from the second quarter of 2019 and a decrease of 29.9% from the first quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,131.0 million (US$160.1 million).

•	Basic and diluted net loss per ADS were both RMB1.15 (US$0.16) in the second quarter of 2020. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.08 (US$0.15).

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB11.2 billion (US$1.6 billion) as of June 30, 2020. The Company operates with continuous loss and negative equity. The Company’s continuous operation depends on the successful implementation of the management's plans which considers the improvements in its operating cash flows and the consummation of the investments in NIO China from strategic investors. Based on its evaluation which considers the progress of the investments in NIO China, the Company believes that its existing working capital, the funds from the investments in NIO China and available loan facilities will be sufficient to support the Company's continuous operations and developments in the next twelve months.

Business Outlook

For the third quarter of 2020, the Company expects:

•	Deliveries of the vehicles to be between 11,000 and 11,500 vehicles, representing an increase of approximately 129.2% to 139.6% from the same quarter of 2019, and an increase of approximately 6.5% to 11.3% from the second quarter of 2020.

•	Total revenues to be between RMB4,047.5 million (US$572.9 million) and RMB4,212.3 million (US$596.2 million), representing an increase of approximately 120.4% to 129.3% from the same quarter of 2019, and an increase of approximately 8.8% to 13.3% from the second quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 11, 2020 (8:00 PM Beijing/Hong Kong Time on August 11, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering.

http://apac.directeventreg.com/registration/event/8596325

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.nio.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until August 19, 2020 09:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Conference ID:	8596325

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium smart electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Contacts:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	862,839	10,494,509	1,485,401
Restricted cash	82,507	441,413	62,478
Short-term investment	111,000	231,590	32,779
Trade receivable	1,352,093	1,377,230	194,934
Amounts due from related parties	50,783	50,635	7,167
Inventory	889,528	1,023,986	144,936
Prepayments and other current assets	1,579,258	1,469,523	207,997

Total current assets	4,928,008	15,088,886	2,135,692

Non-current assets:
Long-term restricted cash	44,523	45,084	6,381
Property, plant and equipment, net	5,533,064	5,178,352	732,948
Intangible assets, net	1,522	1,104	156
Land use rights, net	208,815	206,392	29,213
Long-term investments	115,325	155,225	21,971
Right-of-use assets - operating lease	1,997,672	1,500,764	212,419
Other non-current assets	1,753,100	974,869	137,984

Total non-current assets	9,654,021	8,061,790	1,141,072

Total assets	14,582,029	23,150,676	3,276,764

LIABILITIES
Current liabilities:
Short-term borrowings	885,620	3,955,613	559,881
Trade payable	3,111,699	3,917,525	554,489
Amounts due to related parties	309,729	485,994	68,788
Taxes payable	43,986	76,913	10,886
Current portion of operating lease liabilities	608,747	658,918	93,263
Current portion of long-term borrowings	322,436	420,038	59,453
Accruals and other liabilities	4,216,641	3,534,072	500,215

Total current liabilities	9,498,858	13,049,073	1,846,975

Non-current liabilities:
Long-term borrowings	7,154,798	7,052,650	998,238
Non-current operating lease liabilities	1,598,372	1,134,327	160,553
Other non-current liabilities	1,151,813	1,391,651	196,975

Total non-current liabilities	9,904,983	9,578,628	1,355,766

Total liabilities	19,403,841	22,627,701	3,202,741

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	(audited)	(unaudited)	(unaudited)
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	1,455,787	6,311,668	893,359

Total mezzanine equity	1,455,787	6,311,668	893,359

SHAREHOLDERS’ DEFICIT
Ordinary shares	1,827	1,992	282
Additional paid in capital	40,227,856	43,726,092	6,189,026
Accumulated other comprehensive loss	(203,048)	(306,113)	(43,327)
Accumulated deficit	(46,326,321)	(49,216,851)	(6,966,193)

Total NIO Inc. shareholders’ deficit	(6,299,686)	(5,794,880)	(820,212)

Non-controlling interests	22,087	6,187	876

Total shareholders’ deficit	(6,277,599)	(5,788,693)	(819,336)

Total liabilities, mezzanine equity and shareholders’ deficit	14,582,029	23,150,676	3,276,764

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(US$)
Revenues:
Vehicle sales	1,414,533	1,255,597	3,486,089	493,424
Other sales	94,037	116,355	232,841	32,957
Total revenues	1,508,570	1,371,952	3,718,930	526,381
Cost of sales:
Vehicle sales	(1,755,017)	(1,348,749)	(3,148,621)	(445,658)
Other sales	(257,737)	(190,682)	(257,168)	(36,400)
Total cost of sales	(2,012,754)	(1,539,431)	(3,405,789)	(482,058)
Gross (loss)/profit	(504,184)	(167,479)	313,141	44,323
Operating expenses:
Research and development	(1,300,531)	(522,359)	(545,185)	(77,166)
Selling, general and administrative	(1,421,392)	(848,346)	(936,788)	(132,594)
Other operating (loss)/income, net	—	(32,084)	8,829	1,250
Total operating expenses	(2,721,923)	(1,402,789)	(1,473,144)	(208,510)
Loss from operations	(3,226,107)	(1,570,268)	(1,160,003)	(164,187)

Interest income	46,519	17,649	20,584	2,913
Interest expenses	(96,884)	(110,496)	(112,917)	(15,982)
Share of losses of equity investees, net of tax	(28,214)	(14,015)	(4,408)	(624)
Other income/(loss), net	22,600	(13,204)	82,107	11,621
Loss before income tax expense	(3,282,086)	(1,690,334)	(1,174,637)	(166,259)
Income tax expense	(3,679)	(1,474)	(2,017)	(285)
Net loss	(3,285,765)	(1,691,808)	(1,176,654)	(166,544)
Accretion on redeemable non-controlling interests to redemption value	(31,561)	(31,561)	(31,561)	(4,467)
Net loss attributable to non-controlling interests	3,670	532	368	52

Net loss attributable to ordinary shareholders of NIO Inc.	(3,313,656)	(1,722,837)	(1,207,847)	(170,959)

Net loss	(3,285,765)	(1,691,808)	(1,176,654)	(166,544)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(70,139)	(109,542)	6,477	917

Total other comprehensive (loss)/income	(70,139)	(109,542)	6,477	917
Total comprehensive loss	(3,355,904)	(1,801,350)	(1,170,177)	(165,627)

Accretion on redeemable non-controlling interests to redemption value	(31,561)	(31,561)	(31,561)	(4,467)
Net loss attributable to non-controlling interests	3,670	532	368	52

Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(3,383,795)	(1,832,379)	(1,201,370)	(170,042)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,026,505,444	1,037,488,350	1,054,638,822	1,054,638,822
Net loss per share attributable to ordinary shareholders
Basic and diluted	(3.23)	(1.66)	(1.15)	(0.16)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,026,505,444	1,037,488,350	1,054,638,822	1,054,638,822
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(3.23)	(1.66)	(1.15)	(0.16)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended June 30, 2020
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(3,405,789)	-91.6%	1,296	0.0%	(3,404,493)	-91.6%
Research and development expenses	(545,185)	-14.7%	11,659	0.3%	(533,526)	-14.4%
Selling, general and administrative expenses	(936,788)	-25.2%	32,333	0.9%	(904,455)	-24.3%

Total	(4,887,762)	-131.5%	45,288	1.2%	(4,842,474)	-130.3%

Loss from operations	(1,160,003)	-31.2%	45,288	1.2%	(1,114,715)	-30.0%

Net loss	(1,176,654)	-31.6%	45,288	1.2%	(1,131,366)	-30.4%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-0.8%	31,561	0.8%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,207,847)	-32.5%	76,849	2.1%	(1,130,998)	-30.4%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.15)		0.07		(1.08)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.16)		0.01		(0.15)

	Three Months Ended March 31, 2020
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(1,539,431)	-112.2%	908	0.1%	(1,538,523)	-112.1%
Research and development expenses	(522,359)	-38.1%	7,939	0.6%	(514,420)	-37.5%
Selling, general and administrative expenses	(848,346)	-61.8%	23,520	1.7%	(824,826)	-60.1%

Total	(2,910,136)	-212.1%	32,367	2.4%	(2,877,769)	-209.7%

Loss from operations	(1,570,268)	-114.5%	32,367	2.4%	(1,537,901)	-112.1%

Net loss	(1,691,808)	-123.4%	32,367	2.4%	(1,659,441)	-121.0%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-2.3%	31,561	2.3%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,722,837)	-125.6%	63,928	4.7%	(1,658,909)	-120.9%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.66)		0.06		(1.60)

	Three Months Ended June 30, 2019
	GAAP Result	% of Total	Non-GAAP Adjustment	% of Total	Non-GAAP Result	% of Total
		Revenues		Revenues		Revenues

Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(2,012,754)	-133.4%	3,362	0.2%	(2,009,392)	-133.2%
Research and development expenses	(1,300,531)	-86.2%	18,784	1.2%	(1,281,747)	-85.0%
Selling, general and administrative expenses	(1,421,392)	-94.2%	70,064	4.6%	(1,351,328)	-89.6%

Total	(4,734,677)	-313.8%	92,210	6.0%	(4,642,467)	-307.8%

Loss from operations	(3,226,107)	-213.8%	92,210	6.0%	(3,133,897)	-207.8%

Net loss	(3,285,765)	-217.8%	92,210	6.0%	(3,193,555)	-211.8%

Accretion on redeemable non-controlling interests to redemption value	(31,561)	-2.1%	31,561	2.1%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(3,313,656)	-219.7%	123,771	8.2%	(3,189,885)	-211.5%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(3.23)		0.12		(3.11)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.23)		0.12		(3.11)

i All translations from RMB to USD for the Second quarter of 2020 were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.